Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

For purposes of computing the following ratios, earnings consist of net income before income tax expense plus fixed charges to the extent that these charges are included in the determination of earnings and exclude undistributed earnings (losses) of equity investments. Fixed charges consist of interest costs plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of these rentals).

(Expressed in thousands of U.S. dollars, except ratios)

	For the Three months ended March 31,	For the twelve months ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings (Losses)	$127,908	$800,780	$737,366	$(60,793)	$486,023	$467,679

Add:
Income taxes	42,726	81,748	95,305	22,924	7,560	2,110

Fixed charges:
Interest expense	10,445	48,243	54,957	27,339	35,214	18,570
Interest credited to life policyholders (1)	1,974	8,073	11,956	13,284	13,860	17,041
Interest credited to retrocessionnaires on funds held on reinsurance treaties	(511)	1,435	915	1,288	1,325	1,282
One third of rental payments	2,045	7,593	7,417	7,575	6,865	5,467
Distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities, net of applicable taxes	—	—	—	—	—	16,120

Earnings before income taxes and fixed charges	$184,587	$947,872	$907,916	$11,617	$550,848	$528,268

Fixed charges:
Interest expense	$10,445	$48,243	$54,957	$27,339	$35,214	$18,570
Interest credited to life policyholders (1)	1,974	8,073	11,956	13,284	13,860	17,041
Interest credited to retrocessionnaires on funds held on reinsurance treaties	(511)	1,435	915	1,288	1,325	1,282
One third of rental payments	2,045	7,593	7,417	7,575	6,865	5,467

Total fixed charges	$13,953	$65,344	$75,245	$49,486	$57,265	$42,359

Ratio of earnings to fixed charges	13.23	14.51	12.07	0.23	9.62	12.47

Deficiency of earnings to fixed charges (2)				$37,869

(1)	Represents interest credited to policyholders on certain life reinsurance treaties for which the Company earns compensating interest income.

(2)	Represents additional earnings that would be necessary to result in a one-to-one coverage ratio.